EXHIBIT A

Glazer Capital Issues Open Letter to Shareholders of QEP Resources; Strongly Urges Vote Against the Acquisition of QEP by Diamondback

▪	Merger Consideration Offered by Diamondback is Materially Inadequate

▪	Standalone Valuation for QEP Shares is Far in Excess of the Merger Consideration, Based on Recent Surge in Small Cap E&P Company Valuations

▪	QEP’s Share Price, Anchored by the 0.05 Merger Consideration Ratio, Lagged the Average of QEP’s Small Cap E&P Peers by 48% Since the ‘Unaffected Date’ Utilized by ISS

▪	Glazer Capital Will Reject Proposed Acquisition by Diamondback at the Upcoming Special Meeting Next Week and Urges QEP Shareholders to do Likewise

▪	ISS Should Rescind its Recommendation For the Proposed Acquisition

NEW YORK, March 8, 2021 / PR NEWSWIRE – Glazer Capital, LLC, a manager of investment funds and separate accounts that collectively beneficially own over 13,800,000 shares, or approximately 5.7% of the outstanding shares, of QEP Resources, Inc. (NYSE: QEP) (“QEP”) common stock, issued an open letter today to fellow shareholders of QEP detailing its rationale for rejecting the proposed acquisition of QEP by Diamondback Energy, Inc. (Nasdaq: FANG) (“Diamondback”) at the special meeting of QEP stockholders scheduled to be held on March 16, 2021 (the “Special Meeting”).

The letter states, in part:

“If QEP shareholders were to support the Diamondback Acquisition, we believe that QEP shareholders would forfeit substantial value in return for grossly inadequate consideration. We intend to vote AGAINST the Diamondback Acquisition at the Special Meeting of QEP stockholders next week on March 16, 2021 and we encourage other QEP shareholders to do likewise.”

The letter further details Glazer Capital’s beliefs that:

(i) The merger consideration of 0.05 shares of Diamondback per QEP share is materially inadequate and the proposed acquisition (the “Diamondback Acquisition”) would prevent shareholders of QEP from realizing the benefits of the recent surge in small cap exploration and production (“E&P”) company valuations,

(ii) The best means available for QEP shareholders to achieve full and fair value for their QEP shares is to reject the Diamondback Acquisition at the upcoming Special Meeting,

(iii) Using traditional comparative valuation methodologies similar to those utilized by Evercore, QEP’s financial advisor, in its fairness opinion results in a standalone valuation range of $5.74 - $6.34 per QEP share today – a value for QEP shares far in excess of the value offered by the current terms of the Diamondback Acquisition, and

(iv) Evercore would no longer be able to re-render its fairness opinion today based on current comparable company valuations.

In light of these reasons, and the material surge in comparable company valuations since ISS conducted its original analysis, Glazer Capital believes that ISS should rescind its recommendation of the proposed Diamondback Acquisition.

The letter further states:

“Utilizing the same peer group as Evercore and employing a virtually identical public company trading multiple methodology, we believe there is considerably more upside potential in QEP shares today as a standalone company than the value offered to QEP shareholders under the current terms of the Diamondback Acquisition. It appears easily observable that current trading multiples of E&P companies similar to QEP are highly supportive of significant upside for QEP’s stock and they reinforce our contention that the current terms of the Diamondback Acquisition are value destructive to QEP shareholders.”

The full text of the letter follows below:

March 8, 2021

Dear Fellow QEP Shareholders:

On December 21, 2020, QEP Resources announced[1] that it had entered into a definitive agreement to be acquired by Diamondback Energy, Inc. (“Diamondback”) in an all-stock transaction (“the Diamondback Acquisition”), in which stockholders of QEP will receive 0.05 shares of Diamondback common stock (the “current terms”), then valued at $2.29 per QEP share and representing a 1% discount to QEP’s closing share price on December 18, 2020 in exchange for each share of QEP common stock.

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1 Transaction Announcement Press Release:

http://ir.qepres.com/news-releases/news-release-details/diamondback-energy-inc-acquire-qep-resources-all-stock

Since the announcement of the Diamondback Acquisition, valuations and share prices of exploration and production (“E&P“) companies have surged, rendering inadequate the current terms of the Diamondback Acquisition. If QEP shareholders were to support the Diamondback Acquisition, we believe that QEP shareholders would forfeit substantial value in return for grossly inadequate consideration. As a significant QEP shareholder, we intend to vote AGAINST the Diamondback Acquisition at the Special Meeting of QEP stockholders next week on March 16, 2021 and we encourage other QEP shareholders to do likewise. We further urge Institutional Shareholder Services (“ISS”) to rescind its previously issued recommendation in favor of the Diamondback Acquisition. The overwhelming evidence presented below supports our assertion that the current terms of the Diamondback Acquisition shortchanges QEP shareholders due to the change in circumstances.

Glazer Capital, LLC (“we” or “Glazer Capital”), on behalf of investment funds and separate accounts that it manages, is the beneficial owner of over 13,800,000 shares, or approximately 5.7% of the outstanding shares, of QEP common stock. We write to convey to our fellow QEP shareholders the reasons that we believe the current terms of the Diamondback Acquisition materially undervalue QEP shares today and we endeavor to ensure that we and our fellow QEP shareholders receive the full and fair value for our investment in QEP shares. It is clear to us that: (1) QEP’s shares, anchored by the 0.05 merger consideration ratio, have materially lagged its peers’ shares since both December 1 and December 18, 2020, and (2) re-running the valuation methodology utilized by QEP’s financial adviser, Evercore Group, as laid out in QEP’s proxy[2], would result in a standalone value for QEP shares far in excess of the value offered by the current terms of the Diamondback Acquisition. We urge our fellow shareholders to vote against the merger and retain the value embedded in QEP shares on a standalone basis.

I. Share Prices of Comparable Companies Have Surged

The terms of the Diamondback Acquisition currently value QEP shares at $4.26[3] per share (as of March 5, 2021). Since the Diamondback Acquisition was announced last December, the global economic outlook has improved dramatically, the price of oil has rebounded, and share prices of E&P companies have appreciated materially. In particular, share prices of small cap E&P companies with a relatively higher percentage of debt to equity capital than mid cap and large cap E&P companies have experienced a breathtaking surge, buoyed by upward revisions to profitability estimates, expanding multiples, and upwardly revised sell-side price targets. Despite the fact that QEP shares have risen (a) 171% since December 1, 2020 (the “Unaffected Date” utilized by ISS in its voting recommendation published on February 26, 2021) and (b) 85% since December 18, 2020 (the last trading date prior to the announcement of the Diamondback Acquisition), these figures pale in comparison to the 329% and 191% increases (since the same two dates, respectively) in the average of the group of small cap E&P companies utilized by Evercore in its fairness opinion[4] (the “Small Cap E&P Peers”).

If QEP’s share price were to have appreciated since December 1, 2021 in line with the average of its Small Cap E&P Peers, QEP’s share price would presently be $6.77, or 59% higher than the current terms of the Diamondback Acquisition.

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2 Page 87 of the Proxy Statement lays out the selected comparable group: http://ir.qepres.com/static-files/a7a0aba0-293d-4d74-a493-414ed779ecf4

3 All figures presented or referred to herein as current, presently or today reflect data observed as of the close of business on March 5, 2021

4 Selected by Evercore Group, consisting of Callon Petroleum (CPE), Centennial Resources (CDEV), and SM Energy (SM), as presented on page 87 of QEP’s Proxy Statement

Table 1: Share Price of QEP’s Small Cap E&P Peers Since Unaffected Date

Evercore's Selected Comparable Small Cap Companies	12/1/2020*	3/5/2021	% Change

CALLON PETROLEUM	$9.54	$38.23	301%
CENTENNIAL RESOURCE	$1.11	$5.00	350%
SM ENERGY	$4.12	$17.90	334%

		Average:	329%
		Median:	334%

QEP RESOURCES - Actual	$1.58	$4.28	171%

QEP RESOURCES - Projected Based on Small Cap E&P Peers Average		$6.77	329%
*Unaffected date utilized by ISS in its report dated 2/26/2021 Source: Bloomberg, Refinitiv

QEP’s share price has lagged its Small Cap E&P Peers by almost 50% since December 1, 2021. We believe that QEP’s underperformance resulted from the fact that its shares have been tethered to the share price of Diamondback, a much larger E&P company than QEP, with a far lower debt to equity ratio than QEP. Accordingly, shareholders of QEP should demand that Diamondback pay a fair price for their QEP shares. QEP’s share price has been anchored at a value reflecting 0.05 of a Diamondback share per QEP share. The current terms of the Diamondback Acquisition value QEP shares at $4.26, a 37% discount to the illustrative $6.77 share price suggested by QEP’s Small Cap E&P Peers.

Figure 1: QEP underperformance

Source: Bloomberg, Refinitiv

II. Public Company Trading Multiples Support Significantly Higher Valuation

Pages 86 and 87 of QEP’s definitive proxy statement[5], dated February 10, 2021, outline a “Selected Public Company Trading Analysis for QEP on a Standalone Basis” conducted by QEP’s financial advisor, Evercore. Evercore selected an EV / EBITDAX multiple “Reference Range” with which to value QEP that bracketed the mean and median of two groups of comparable companies that it curated. Reproduced in the table below is Evercore’s analysis:

Table 2: Evercore's Selected Public Company Trading Analysis
Consensus Dec 18, 2020	Enterprise Value / EBITDAX

	2021E	2022E
Selected Mid Cap Companies
Cimarex Energy Co.	5.0x	4.3x
Matador Resources Co.	5.7x	5.1x
PDC Energy, Inc.	3.7x	3.4x
Median	5.0x	4.3x
Mean	4.8x	4.3x

Selected Small Cap Companies
Callon Petroleum Company	4.6x	4.1x
Centennial Resource Development, Inc.	4.2x	3.8x
SM Energy Company	3.4x	2.8x
Median	4.2x	3.8x
Mean	4.1x	3.6x

QEP - Analyst Estimates	4.2x	3.6x
QEP- Forecasts	4.0x	3.2x
"Reference Range" Selected By Evercore	3.5x - 4.5x	3.0x - 4.0x
Source: QEP’s Definitive Proxy Statement, dated 2/10/2021

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5 QEP’s Definitive Proxy Statement, dated 2/10/2021, https://www.sec.gov/Archives/edgar/data/0001108827/000119312521036492/d16880ddefm14a.htm

If one were to recalculate current TEV / EBITDAX valuation metrics today for the comparable companies curated by Evercore, utilizing current TEV figures and consensus estimates of EBITDAX available on Bloomberg and Refinitiv, the results would suggest a standalone share price range for QEP of $5.74 to $6.34.

Table 3: Updated Public Company Trading Analysis
Consensus March 5, 2021	Enterprise Value / EBITDAX

	2021E	2022E
Selected Mid Cap Companies
Cimarex Energy Co.	6.3x	5.7x
Matador Resources Co.	7.0x	6.1x
PDC Energy, Inc.	4.9x	4.6x
Median	6.3x	5.7x
Mean	6.1x	5.5x

Selected Small Cap Companies
Callon Petroleum Company	6.2x	5.0x
Centennial Resource Development, Inc.	5.9x	5.0x
SM Energy Company	4.8x	3.6x
Median	5.9x	5.0x
Mean	5.6x	4.6x

Average Multiple Expansion Since Fairness Opinion
Selected Mid Cap Companies	+1.3x	+1.2x
Selected Small Cap Companies	+1.6x	+1.0x

QEP Adjusted Standalone Multiple (Reflecting Peer Multiple Expansion)
vs. Selected Mid Cap Companies	5.5x	4.8x
vs. Selected Small Cap Companies	5.8x	4.6x

QEP Adjusted Standalone Price (Reflecting Peer Multiple Expansion)
vs. Selected Mid Cap Companies	$5.74	$6.26
vs. Selected Small Cap Companies	$6.34	$5.75

QEP Upside vs. Current Price
vs. Selected Mid Cap Companies	34%	46%
vs. Selected Small Cap Companies	48%	34%
Source: Bloomberg, Refinitiv

Utilizing the same peer group as Evercore and employing a virtually identical public company trading multiple methodology, we believe there is considerably more upside potential in QEP shares today as a standalone company than the value offered to QEP shareholders under the current terms of the Diamondback Acquisition. It appears easily observable that current trading multiples of E&P companies similar to QEP are supportive of significant upside for QEP’s stock and they reinforce our contention that the current terms of the Diamondback Acquisition are value destructive to QEP shareholders.

III. A Path Forward

We believe that 2020 marked a pivotal period for QEP. Prior to the merger, QEP’s management adopted a revised operating plan that focused on cash flow generation and liability management. QEP also implemented a reduction in its capital budget and suspended its quarterly dividend.

QEP’s FY 2020 10-K[6] highlights the reduction that it achieved in cost per barrel:

“During the year ended December 31, 2020, LOE decreased $1.01 per Boe, or 18%, compared to the year ended December 31, 2019, primarily due to continuing efforts to reduce operating expenses, despite decreased production in the Permian and Williston basins.”

Source: QEP’s 2020 10k

In November 2018, QEP announced a definitive agreement to sell its Williston Basin assets to Vantage Energy Acquisition Corp. for upwards of $1.65 billion[7]. The transaction terminated in Feb 2019, when WTI traded at approximately $55 per barrel. Today WTI trades in excess of $60. The background section of the definitive proxy[8] discusses inbound inquiries from parties interested in acquiring QEP’s Williston Basin assets. Now is the time for QEP to reengage potential buyers of its Williston Basin assets, utilize the proceeds to pay down debt, and finally achieve its years-long quest to transform into a pure play Permian operator.

We believe that QEP’s Permian assets, wrapped in a more modestly indebted corporate entity (sans the Williston assets), represents an attractive acquisition target or merger partner. QEP’s ability to generate cash flow and drive efficiency will create a highly attractive pure-play Permian operator. We urge shareholders to not leave meaningful value on the table.

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6 QEP FY 2020 10K https://www.sec.gov/ix?doc=/Archives/edgar/data/1108827/000110882721000012/qep-20201231.htm

7 Vantage Energy press release, 11/7/2018, https://www.globenewswire.com/news-release/2018/11/07/1646757/0/en/Vantage-Energy-Acquisition-Corp-Announces-1-65-Billion-Acquisition-of-Williston-Basin-Assets-from-QEP-Resources-to-Form-Publicly-Traded-Vantage-Energy-Inc.html

8 QEP’s Definitive Proxy Statement, dated 2/10/2021, https://www.sec.gov/Archives/edgar/data/0001108827/000119312521036492/d16880ddefm14a.htm#toc16880_55

IV. Conclusion

Diamondback contacted QEP on November 30, 2020, with an interest in making an offer for QEP. Only three weeks later, a merger agreement was signed[9]. In hindsight, the shotgun wedding seems entirely unnecessary, and fortunately QEP shareholders still have the ability to prevent that from consummating.

In just the past week, OPEC announced an agreement to extend oil output cuts and Saudi Arabia agreed to extend its voluntary cut of 1 million barrels per day[10]. Goldman Sachs raised its Brent forecast to $75 per barrel for Q2 2021 and $80 per barrel in for Q3 2021[11].

With the rebound in E&P valuations, historically strong interest by multiple parties in QEP’s assets, and QEP’s success in its own standalone plan, there appears to be no rationale for QEP shareholders to forfeit significant upside to Diamondback at the current terms of the Diamondback Acquisition.

Table 4: Summary of QEP Standalone Share Price Analyses

	Illustrative Price	Potential Upside

Share Price Performance of Comparable Companies	$6.77	59%

Evercore's Selected Public Company Trading Analysis	$5.74 - $6.34	34% - 48%

Average	$6.25 - $6.55	46% - 53%

Although the board of QEP is compelled by the merger agreement that it signed with Diamondback to maintain its recommendation in favor of the Diamondback Acquisition, we and fellow shareholders can and should vote to reject the merger on its current terms. If QEP shareholders support the Diamondback Acquisition at the Special Meeting next week, they will collectively facilitate a substantial transfer of value from QEP shareholders to existing Diamondback shareholders for grossly inadequate consideration.

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9 Excerpt from Page 71 of the Proxy: “On November 30, 2020, Mr. Stice contacted Mr. Cutt to inform him that Diamondback would be interested in making an offer to acquire QEP. Mr. Cutt responded that management of QEP and the QEP board would be willing to consider an offer.” http://ir.qepres.com/static-files/a7a0aba0-293d-4d74-a493-414ed779ecf4

10 OPEC+ extends most oil output cuts into April, Saudi keeps voluntary curb https://www.reuters.com/article/idUSKBN2AW0WA

11 Goldman hikes Brent forecast, says 'shale discipline' behind OPEC strategy https://www.reuters.com/article/us-global-oil-research-goldman/goldman-hikes-brent-forecast-says-shale-discipline-behind-opec-strategy-idUSKBN2AX0O5

In light of this, we believe ISS should rescind its recommendation in support of the Diamondback Acquisition.

We recognize that the preponderance of merger and acquisition transactions involving public company E&P targets during the past year have provided little to no premium to existing shareholders. We grasp that consolidation has been necessary in order to shore up balance sheets and create operators with the scale and financial strength to survive the next decade. But a 50% discount to fair value is ludicrous and a massive disservice to QEP shareholders. We do not see any downside to voting against the Diamondback Acquisition; on the contrary, we see incredible upside.

Accordingly, we intend to vote AGAINST the value destructive Diamondback Acquisition at the upcoming Special Meeting on March 16, 2021 and we believe that it is in the best interests of all QEP shareholders to do likewise.

Sincerely,

Mark Ort

Portfolio Manager

Glazer Capital, LLC

About Glazer Capital, LLC

Founded by Paul J. Glazer in 1998, Glazer Capital LLC is a New York City based investment management firm specializing in investment strategies that are intended to be non-directional, market neutral, and liquid. Glazer Capital aims to achieve uncorrelated absolute returns in all market environments through its disciplined investment approach and research-driven methodology. The firm had assets under management of $2.4 billion as of March 1, 2021.

Media Contacts

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are "forward-looking statements" and are prospective. These statements may be identified by their use of forward-looking terminology such as the words "expects", "projects", "believes", "anticipates", "intends" or other similar words. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements are subject to inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled "Risk Factors" of QEP’s proxy statement/prospectus for the special meeting and other risk factors contained in QEP’s filings with the Securities and Exchange Commission. Such forward-looking statements should therefore be construed in light of such factors, and Glazer Capital is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.